Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002
713-860-2500
Fax:  713-860-2640

March 10, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-4628

Re:           Genesis Energy, L.P.
Registration Statement on Form S-3
Filed January 22, 2010
File No. 333-164483

Dear Mr. Schwall:

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 10, 2010 (the “Comment Letter”), with respect to the above captioned filings.  For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.  We are concurrently filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”), which incorporates the revisions discussed below.

Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

General

1.
Please update the disclosure throughout the filing to reflect the results of the transaction on February 5, 2010 in which Denbury Resources Inc. sold all of its interest in your general partner to an affiliate of Quintana Capital L.P. Clarify Denbury’s current relationship (or lack thereof) with the general partner.

Response:  We have expressly included updated information with respect to the February 5, 2010 transaction in Amendment No. 1.  In addition, Amendment No. 1 incorporates by reference more detailed information regarding that transaction through Amendment No. 1’s incorporation of our Annual Report on Form 10-K filed with the Commission on February 26, 2010 and our Current Report on Form 8-K filed with the Commission on February 11, 2010.

Where You Can Find More Information, page 34

2.	Please revise to specifically incorporate by reference your latest annual report on Form 10-K and all other documents required by Item 12 of the Form S-3 General Instructions.

Response:  Amendment No. 1 incorporates by reference our Form 10-K filed with the Commission on February 26, 2010, as well as all documents required by Item 12.

We will supplementally provide the Staff with additional copies (clean and marked) of Amendment No. 1.

The Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-860-2516 (direct line) or 713-860-2640 (fax).

Very truly yours,

GENESIS ENERGY, L.P.

By:  Genesis Energy, LLC, its general partner

By:  /s/  Robert V. Deere
Robert V. Deere, Chief Financial Officer

Xc:           J. Vincent Kendrick, Esquire
Akin Gump Strauss Hauer and Feld, LLP